Filed by Bancolombia S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-32535

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date March 4, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Strategy and Finance VP

March 4, 2025

Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES RESOLUTION OF THE FINANCIAL

SUPERINTENDENCE OF COLOMBIA REGARDING CORPORATE STRUCTURE CHANGES

OF BANCOLOMBIA GROUP

Bancolombia S.A. (“Bancolombia”) announces that, in connection with the procedures announced to the market on October 29, 2024, aimed to modify the corporate structure of Bancolombia and its subsidiaries by creating a holding company named Grupo Cibest S.A. (“Grupo Cibest”), and the completion of a series of related corporate transactions (the “Corporate Structure Changes”), the Superintendencia Financiera de Colombia (the “Financial Superintendence of Colombia” or the “SFC”), through Resolution 0356 of February 28, 2025, resolved to:

•	Not object to the merger of Sociedad Beneficiaria BC Panamá S.A.S., into Bancolombia.

•	Approve the distribution of certain assets and subsidiaries of Banca de Inversión Bancolombia to Bancolombia.

•	Approve the distribution of certain assets and subsidiaries of Bancolombia to Grupo Cibest.

Bancolombia announces that, with the non-objection and the approvals issued by the SFC, all of the required regulatory authorizations regarding the Corporate Structure Changes have been obtained.

Thus, the Corporate Structure Changes, among other matters, will be submitted for consideration and approval by the shareholders of Bancolombia at an Extraordinary General Shareholders’ Meeting, which, by resolution of the Board of Directors of Bancolombia, will be convened to be held on Wednesday, April 23, 2025. The notice of the Extraordinary General Shareholders’ Meeting will be published in accordance with the legal requirements and bylaws and will include the meeting place, agenda, and other relevant information.

Important information

Bancolombia has filed a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) to register the common and preferred shares (including the preferred shares to be issued in respect of American depositary shares) to be issued by Grupo Cibest in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries under the U.S. Securities Act. The Form F-4 includes a preliminary prospectus. After the Form F-4 is declared effective by the SEC, the final prospectus will be sent to holders of Bancolombia’s common shares, preferred shares and American depositary shares residing in the United States. Shareholders are encouraged to read the Form F-4, including any amendments thereto, and the other documents Bancolombia files with the SEC in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries because they contain important information about the Corporate Structure Changes of Bancolombia and its subsidiaries.

The Form F-4 can be found on the SEC’s website (www.sec.gov).

Forward looking statements

This release contains statements that may constitute “forward-looking statements.” These forward-looking statements are not based on historical facts but rather represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. Words such as “anticipate,” “believe,” “estimate,” “approximate,” “expect,” “may,” “intend,” “plan,” “predict,” “target,” “forecast,” “guideline,” “should,” “project,” and similar words and expressions are intended to identify forward-looking statements. Actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Forward-looking statements speak only as of the date they are made, and no obligation is assumed to publicly update or revise any forward-looking statement after the date it is made in light of new information, future events, and other factors.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera

Strategy and Financial VP	IR Director

Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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